

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 13, 2016

Via E-mail
Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660

Re: KBS Growth & Income REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed March 25, 2016
File No. 333-207471

Dear Mr. Schreiber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2016 letter.

General

1.   We note your response to comment 1 of our letter. We continue to believe that CF Disclosure Guidance: Topic No. 6 relates to post-effective amendments and supplements to the prospectus. Please revise accordingly to include all material information in the base prospectus.

Supplement No. 1

2.   Please update your prior performance summary and prior performance tables.

Charles J. Schreiber, Jr.
KBS Growth & Income REIT, Inc.
April 13, 2016
Page 2

Item 36. Financial Statements and Exhibits

3. We note that you have entered into a property management agreement with KBS Management Group, LLC. Please file this agreement or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Peter McPhun at (202) 551-3581 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP (US)